Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

PROPOSED FINAL DIVIDEND
AND
CLOSURES OF REGISTER OF MEMBERS
The board of directors (the “Board”) of Sands China Ltd. (the “Company”) has recommended the payment of a final dividend of HK$1.00 per share for the year ended December 31, 2018 to shareholders of the Company whose names appear on the register of members of the Company on Monday, June 3, 2019. The proposed final dividend is subject to the approval of the shareholders of the Company at the forthcoming annual general meeting (“AGM”) which is scheduled to be held on Friday, May 24, 2019 and, if approved by the shareholders of the Company, it is expected that the proposed final dividend will be paid on Friday, June 21, 2019.

The register of members of the Company will be closed on the following dates:

(i)
For the purpose of determining the identity of shareholders who are entitled to attend and vote at the AGM, from Tuesday, May 14, 2019 to Friday, May 24, 2019, both dates inclusive, during which period no transfer of shares of the Company will be registered. In order to be eligible to attend and vote at the AGM, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 10, 2019; and

(ii)
For the purpose of determining the identity of shareholders who are entitled to the proposed final dividend, on Monday, June 3, 2019, on which date no transfer of shares of the Company will be registered. In order to qualify for the proposed final dividend, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Friday, May 31, 2019.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, March 15, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Sheldon Gary Adelson
Wong Ying Wai

Non-Executive Directors:
Robert Glen Goldstein
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.